FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated February 11, 2005

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36-1-458-0437
Gyula Fazekas, Matáv IR
+36-1-457-6186
Flóra Rajki, Matáv IR
+36-1-457-6036
investor.relations@ln.matav.hu

2004 FULL YEAR RESULTS: FINANCIAL TARGETS MET, LEADING POSITIONS MAINTAINED DESPITE REGULATORY AND COMPETITIVE PRESSURE

BUDAPEST – February 11, 2005 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the full year of 2004, according to International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues fell slightly, by 1.0% to HUF 601.4 bn (EUR 2,389.7 m) in 2004 compared to 2003 as the higher mobile and data transmission revenues and higher equipment sales were offset by a decline in revenues from domestic and international traffic, and lower other usage.

•                  Reported EBITDA declined by 11.0% to HUF 222.9 bn, with a reported EBITDA margin of 37.1%. Restructuring charges and additional employee benefits relating to future terminations were HUF 20.7 bn, within this restructuring charges amounted to HUF 20.2 bn. Excluding restructuring charges, EBITDA was HUF 243.1 bn with the EBITDA margin of 40.4%.

•                  Gross additions to tangible and intangible assets excluding the UMTS licence fee and the impact of the investment tax credit were HUF 84.9 bn. (Including these items the amount was HUF 95.2 bn.) Of the HUF 84.9 bn, the portion relating to the fixed line segment reached HUF 40.4 bn, with mobile (excluding the HUF 17.1 bn UMTS related licence fee) at HUF 33.8 bn and MakTel reporting HUF 10.7 bn.

•                  According to the change in the IFRS rules, amortization of goodwill will be discontinued from 1 January 2005 onwards and impairment testing will be carried out on an annual basis. In addition for all goodwill arising on acquisitions on or after 31 March 2004, no amortization was accounted for in 2004. Depreciation and amortization expenses of Matáv Group included HUF 13.9 bn as goodwill amortization in 2004.

•                  Fixed line segment: revenues fell by 7.0%; reported EBITDA margin was 28.4%. Fixed segment Q4 results include a HUF 16.7 bn restructuring charge, excluding this item, EBITDA margin was 33.9%.

•                  Mobile segment: revenues grew by 3.5%, EBITDA margin was 39.4% in 2004. T-Mobile Hungary kept its position with a market share of 46.2% and over 4 million subscribers at the end of 2004.

•                  International segment: revenues fell by 2.4% with a reported EBITDA margin of 49.1%. MakTel’s third quarter results included a HUF 3.3 bn severance payment; excluding this charge, EBITDA margin reached a strong 54.0% in the full year 2004.

•                  Group operating profit reduced to HUF 85.3 bn mainly driven by a 24.5% increase in employee related expenses related to the restructuring of the Group (predominantly at Matáv Rt and MakTel) and a 7.3% increase in depreciation and amortization. Net income declined to HUF 34.6 bn (EUR 137.6 m).

•                  Net cash from operating activities decreased to HUF 189.8 bn due to the combined impact of the decline in EBITDA and higher interest paid. Net cash utilized in investing activities increased to HUF 100.8 bn. This was due to higher gross additions to tangible and intangible assets (primarily at the mobile segment as a result of the UMTS licence fee) together with higher investments in subsidiaries and associates (T-Systems Hungary, purchase of additional minority stakes in Stonebridge) and partly offset by increased proceeds from real estate sales. Net cash used in financing activities was HUF 72.1 bn, mainly explained by the higher dividend paid at the parent company and increased borrowing as a result of this.

•                  Net debt has been reduced by HUF 8.5 bn since the end of December 2003 and the net debt ratio (net debt to net debt plus equity plus minority interest) stood at 32.9% compared to 31.6% at the end of 2003.

Elek Straub, Chairman and CEO commented:“In 2004, the regulatory and competitive environment became more stringent; both fixed and mobile interconnection fees were further reduced. Our competitors used the opportunities offered by carrier selection and number portability to raise the pressure in both the residential and the business segment. The arrival of a new entrant in the residential segment also served to increase competition there.  However, despite these factors, the Group was able to meet all of its public targets and guidance. In the fixed line segment, by the end of the year, we not only succeeded in minimising churn but we were even able to slightly increase the number of residential PSTN lines. The target of installing over 200,000 ADSL lines by the end of 2004 was also met. In the mobile business, having been awarded a UMTS licence, the development of the third generation network can commence. Let me also mention that the rebranding of Westel to T-Mobile Hungary was a real success. Our international subsidiary continued to operate well, delivering an above 50% EBITDA margin in 2004 excluding restructuring charges. Looking to the future, I would like to reiterate our mid-term targets announced last August and set some new targets for 2005. For the coming year, we expect low single digit revenue growth with an EBITDA margin above 40% (without restructuring charges and potential acquisitions). Gross additions to tangible and intangible assets will remain below HUF 105 bn including HUF 15 bn UMTS investment spending but excluding potential acquisitions. Finally I would like to confirm that we are right on track in the headcount rationalisation program according to the framework set in 2004, aiming to reach above 500 lines per employee ratio by end of 2006 at the parent company.”

Fixed line: Success in line preservation and in the broadband program

Fixed line revenues fell by 7.0% to HUF 301.7 bn with the reported EBITDA margin at 28.4%. These results were, however, hit by the restructuring charge in the amount of HUF 16.7 bn made in Q4 as part of the headcount rationalisation at the fixed line segment, primarily at the parent company. Excluding these charges, EBITDA margin reached 33.9% in 2004. Domestic and international traffic revenues combined declined by 15.9% mainly due to lower volumes and price discounts. However, as a result of the strong growth in installed ADSL numbers and increased Internet subscribers, leased line and data revenues continued to increase, rising by 20.8%. In line with our stated target for the fixed segment, the total number of lines was broadly stabilised. Moreover, after many years of decline, the closing number of residential lines slightly grew in 2004 compared to 2003 reflecting the success of our efforts in line preservation. The lines per employee ratio reached 365 at parent company level. Customised tariff packages represented around 58% of the total number of lines with nearly 1.7 million lines at the end of the fourth quarter 2004. ADSL became a real mass market product, having reached 203,654 lines by end of 2004. Matáv’s Internet subsidiary, Axelero, maintained its leading position among ISPs in the dial-up market with a market share of approximately 42% and a total of 266,020 Internet subscribers at the end of December 2004 (up by 26.3% year-on-year).

Mobile: Healthy financials, successful rebranding, preserved leading position

Mobile revenues grew by 3.5% as a result of higher traffic, enhanced service revenues and equipment sales. EBITDA increased by 9.2% to HUF 103.7 bn and the EBITDA margin was 39.4%. In 2004 the restructuring charges amounted to HUF 0.1 bn at T-Mobile Hungary. Operating profit grew only by 2.0% as the vast majority of the write-off relating to the Westel rebranding was accounted for in the first quarter of 2004. T-Mobile Hungary maintained its leading position in a highly competitive market with 46.2% market share, while GSM penetration was 86.4% at end-December 2004. T-Mobile Hungary’s customer base exceeded 4.0 million at the end of Q4 2004. The proportion of postpaid customers increased to 28.9% of the total customer base, compared with 26.1% at the end of Q4 2003. Average acquisition cost per customer fell by 16.8% to HUF 10,275 in Q1-Q4 2004 from HUF 12,353 a year earlier. When calculating subscriber acquisition cost, we include the connection margin (SIM card cost less the connection fee) and the sales related equipment subsidy and agent fee. MOU (monthly average minutes of use per subscriber) grew slightly to 115 in Q1-Q4 2004 from 114 a year earlier. Blended ARPU (monthly average revenue per user) declined by 6.0% to HUF 4,945; within this, postpaid ARPU decreased to HUF 11,828 and prepaid ARPU was HUF 2,380. The introduction of new packages encouraged a slight increase in usage, although the discounts offered combined with regulatory impacts resulted in downward pressure on ARPU. The enhanced services revenue (mainly SMS) grew to HUF 612 (12.4% of total ARPU), from HUF 585 (11.1% of total ARPU) in the same period last year. The churn rate of postpaid customers was successfully maintained at the relatively low level of 11.9% in 2004. The churn rate in the prepaid segment was 17.4% in 2004.

International: strong EBITDA preserved

Overall, international revenues fell by 2.4% to HUF 68.4 bn in Q1-Q4 2004. Although revenues from mobile telecommunications services increased, subscription charges as well as traffic revenues fell. Reported EBITDA was HUF 33.6 bn with an EBITDA margin of 49.1%.  However, excluding the severance payment made in Q3 in the amount of HUF 3.3 bn as part of the headcount rationalisation at the company, EBITDA margin reached a strong 54.0% in 2004. The closing number of employees fell by 20.4% to 2,799 at the end of the fourth quarter due to the restructuring efforts. Fixed line penetration in Macedonia stood at around 29%, and mobile penetration grew further to nearly 49% against 29% at end-Q4 2003. The number of fixed line channels grew to 625,858, up by 1.1% from the previous year’s figure. Within this, analog subscribers fell slightly to 583,776. At the same time, ISDN channels grew by 21.9% to 42,082 and the mobile customer base grew by 43.7% to 752,462. MakTel’s mobile market share stood at 76% at end-December 2004. MakTel remains the country’s leading Internet service provider; its dial-up subscriber base at the end of the fourth quarter of 2004 increased to 64,944, a rise of 32.4% year-on-year.

About Matáv

Matáv is the principal provider of telecom services in Hungary. Matáv provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiary T-Mobile Hungary is Hungary’s largest mobile telecom provider. Matáv also holds 100% stake in Stonebridge Communications AD, which controls MakTel, the sole fixed line and its subsidiary Mobimak, the leading mobile operator in Macedonia. Key shareholders of Matáv as of December 31, 2004 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. The remainder, 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

For detailed information on Matáv’s Q1-Q4 2004 results please visit our website:

(www.ir.matav.hu/english) or the website of the Budapest Stock Exchange (www.bse.hu).

MATÁV

Consolidated Balance Sheets - IFRS

(HUF million)

	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003 - Dec 31, 2004 % change
	(Unaudited)	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	22 132	36 879	66.6%
Financial instruments held for trading	494	576	16.6%
Trade and other receivables	94 909	86 989	(8.3)%
Inventories	9 997	7 669	(23.3)%
Assets held for disposal	3 612	3 063	(15.2)%
Total current assets	131 144	135 176	3.1%

Non current assets
Property, plant and equipment	620 990	570 390	(8.1)%
Intangible assets	289 234	299 051	3.4%
Associates	4 827	5 750	19.1%
Deferred taxes	4 584	12 527	173.3%
Other non current assets	8 058	6 664	(17.3)%
Total non current assets	927 693	894 382	(3.6)%

Total assets	1 058 837	1 029 558	(2.8)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Loans and other borrowings - third party	66 292	34 538	(47.9)%
Loans from related parties	126 644	60 000	(52.6)%
Trade and other payables	101 373	109 973	8.5%
Deferred revenue	1 971	1 502	(23.8)%
Provision for liabilities and charges	6 499	18 298	181.6%
Short term derivatives	87	0	(100.0)%
Total current liabilities	302 866	224 311	(25.9)%

Non current liabilities
Loans and other borrowings - third party	47 669	48 395	1.5%
Loans from related parties	73 675	177 675	141.2%
Deferred revenue	2 475	1 186	(52.1)%
Deferred taxes	1 768	1 280	(27.6)%
Other non current liabilities	0	47	n.a.
Total non current liabilities	125 587	228 583	82.0%

Minority interests	70 274	60 097	(14.5)%

Shareholders’ equity
Common stock	104 281	104 281	0.0%
Additional paid in capital	27 382	27 382	0.0%
Treasury stock	(3 842)	(3 842)	0.0%
Cumulative translation adjustment	825	(3 026)	n.m.
Retained earnings	431 464	391 772	(9.2)%
Total shareholders’ equity	560 110	516 567	(7.8)%

Total liabilities and shareholders’ equity	1 058 837	1 029 558	(2.8)%

MATÁV

Consolidated Income Statements - IFRS

(HUF million)

	Year ended Dec 31,		% change
	2003	2004
	(Unaudited)	(Unaudited)

Revenues

Subscriptions, connections and other charges	97 541	95 658	(1.9)%
Domestic traffic revenue	112 201	95 149	(15.2)%
Other usage	10 735	5 633	(47.5)%

Domestic fixed line telecommunications services	220 477	196 440	(10.9)%

International traffic revenues	22 354	18 101	(19.0)%

Mobile telecommunications services	200 385	216 881	8.2%

Revenue from international activities	69 764	68 069	(2.4)%

Leased lines and data transmission	39 262	48 702	24.0%

Equipment sale	24 592	25 917	5.4%

Other revenues	30 418	27 328	(10.2)%

Total revenues	607 252	601 438	(1.0)%

Employee-related expenses	(87 920)	(109 497)	24.5%
Depreciation and amortization	(128 334)	(137 666)	7.3%
Payments to other network operators	(84 449)	(87 580)	3.7%
Cost of telecommunications equipment sales	(40 811)	(40 971)	0.4%
Other operating expenses	(143 674)	(140 460)	(2.2)%

Total operating expenses	(485 188)	(516 174)	6.4%

Operating profit	122 064	85 264	(30.1)%

Net interest and other charges	(40 002)	(36 146)	(9.6)%

Share of associates’ results before income tax	963	2 297	138.5%

Profit before income tax	83 025	51 415	(38.1)%

Income tax expense	(13 685)	(8 088)	(40.9)%

Profit after income tax	69 340	43 327	(37.5)%

Minority interest	(11 865)	(8 686)	(26.8)%

Net income	57 475	34 641	(39.7)%

MATÁV

Consolidated Cashflow Statement - IFRS

(HUF million)

	Year ended Dec 31,		% change
	2003	2004
	(Unaudited)	(Unaudited)

Cashflows from operating activities
Operating profit	122 064	85 264	(30.1)%
Depreciation and amortization of fixed assets	128 334	137 666	7.3%
Change in working capital	4 834	3 851	(20.3)%
Amortization of deferred income	(2 732)	(1 758)	(35.7)%
Interest paid	(30 063)	(34 030)	13.2%
Commissions and bank charges	(5 364)	(3 183)	(40.7)%
Income tax paid	(12 318)	(10 900)	(11.5)%
Other non-cash items	(6 639)	12 841	n.m.
Net cashflows from operating activities	198 116	189 751	(4.2)%

Cashflows from investing activities
Purchase of tangible and intangible assets	-90 788	-91 748	1.1%
Purchase of subsidiaries and business units	(7 992)	-17 273	116.1%
Cash acquired through business combinations	61	16	(73.8)%
Interest received	908	1 452	59.9%
Dividends received	575	2 633	357.9%
Sale of trading investments - net	266	43	(83.8)%
Proceeds from disposal of tangible and intangible assets	2 269	4 090	80.3%
Net cashflows from investing activities	(94 701)	(100 787)	6.4%

Cashflows from financing activities
Dividends paid to shareholders and minority interest	(23 507)	(78 294)	233.1%
Net proceeds of loans and other borrowings	(68 526)	6 199	n.m.
Other	(2)	0	(100.0)%
Net cashflows from financing activities	(92 035)	(72 095)	(21.7)%

Effect of foreign exchange rate changes on cash and cash equivalents	1 901	-2 122	n.m.

Change in cash and cash equivalents	13 281	14 747	11.0%

Cash and cash equivalents, beginning of period	8 851	22 132	150.1%

Cash and cash equivalents, end of period	22 132	36 879	66.6%

Change in cash and cash equivalents	13 281	14 747	11.0%

Summary of key operating statistics

	31.dec.03	31.dec.04	% change
EBITDA margin	41.2%	37.1%	n.a.
Operating margin	20.1%	14.2%	n.a.
Net income margin	9.5%	5.8%	n.a.
ROA	5.4%	3.3%	n.a.
Net debt to total capital	31.6%	32.9%	n.a.

Number of closing lines
Residential	2 012 672	2 015 934	0.2%
Business	261 642	256 321	(2.0)%
Payphone	28 799	27 059	(6.0)%
ISDN channels	527 728	525 346	(0.5)%
Total lines	2 830 841	2 824 660	(0.2)%
Digitalization of exchanges with ISDN	89.9%	92.9%	n.a.
Penetration*	37.5%	37.5%	n.a.

Fixed line employees (closing full equivalent, Matáv Rt.)	8 071	7 740	(4.1)%
Total no. of employees (closing full equivalent)	14 710	13 724	(6.7)%
Lines per fixed line employees	350.7	364.9	4.0%
Lines per fixed line employees at Matáv Rt. + Emitel	347.4	362.4	4.3%

Traffic in minutes (thousands) at Matáv Rt.
Domestic	7 958 292	7 670 611	(3.6)%
International outgoing	138 485	131 516	(5.0)%

Managed leased lines (Flex-Com connections)	11 480	10 467	(8.8)%
ADSL lines	103 564	203 654	96.6%
Internet subscribers	210 680	266 020	26.3%
Cable television customers	362 366	383 904	5.9%

Emitel fixed line numbers incl. ISDN channels	78 638	77 705	(1.2)%
Emitel domestic traffic (thousand minutes)	152 614	139 846	(8.4)%
Emitel international outgoing traffic (thousand minutes)	2 253	2 257	0.2%

MakTel fixed lines	619 236	625 858	1.1%
Traffic in minutes (thousands) at MakTel
Domestic	n.a.	2 281 340	n.a.
International outgoing	n.a.	37 543	n.a.
MakTel mobile RPCs (Revenue Producing Customers)	523 664	752 462	43.7%
MakTel mobile ARPU (Average Traffic Rev./RPC/Month)	5 264	3 804	(27.7)%
MakTel mobile MOU (Monthly av.minutes of Use/subsc.)	84	66	(21.4)%
MakTel Internet subscribers (inc. prepaid from Jan 1, 2004)	49 040	64 944	32.4%

T-Mobile Hungary RPCs	3 766 274	4 032 045	7.1%
T-Mobile Hungary’s MOU	114	115	0.9%
T-Mobile Hungary’s ARPU	5 261	4 945	(6.0)%
T-Mobile Hungary’s postpaid ARPU	12 806	11 828	(7.6)%
T-Mobile Hungary’s prepaid ARPU	2 684	2 380	(11.3)%
T-Mobile Hungary’s overall churn	19.8%	15.9%	n.a.

* For 4Q2003, penetration is different from the rate published earlier as the number of population in Matáv Rt. service area was modified in accordance with the latest figure released by the Central Statistical Office (“KSH”).

Analysis of the Financial Statements for the year ended December 31, 2004

Exchange rate information

The Euro weakened by 6.2% against the Hungarian Forint year on year (from 262.23 HUF/EUR on December 31, 2003 to 245.93 HUF/EUR on December 31, 2004). The average HUF/EUR rate decreased from 253.42 in 2003 to 251.68 in 2004.

The U.S. Dollar depreciated by 13.3% against the Hungarian Forint year on year (from 207.92 HUF/USD on December 31, 2003 to 180.29 HUF/USD on December 31, 2004).

Analysis of group income statements

Revenues

Revenues from subscriptions, connections and other charges decreased by 1.9% for the year ended December 31, 2004 compared to the same period in 2003. Revenues from connection fees declined, which resulted from the promotions given to new customers and the 50% decrease in business analog connection fee from June 1, 2004. The 35% decrease in ISDN 2 connection fee effective from January 1, 2004 and lower ISDN gross additions also contributed to the decrease. As a result of successful campaigns gross additions of analog lines increased significantly by 50.1% in 2004 compared to 2003.

Matáv Rt. terminated the sale of 15-, 40-, 100-hour and other wholesale internet packages on June 30, 2004 which caused a significant decrease in revenues from other charges in 2004. In accordance with the Act C of 2003 on Electronic Communications effective from January 1, 2004 Matáv Rt. cannot charge for itemized billing, which resulted in lower revenue from digifon services. Lower value-added services and PBX revenues at BCN Rendszerház also had negative influence on revenues from other charges.

These decreases were partly offset by business analog subscription fee increases from January 1, 2004.

Domestic traffic revenue in 2004 amounted to HUF 95.1 bn compared to HUF 112.2 bn in 2003. While domestic traffic decreased by 3.7% in the fixed line segment, the higher decrease in revenue is due to lower average per minutes fees. While Matáv increased its tariffs on January 1, 2004, it offered several discounts to customers choosing different tariff packages. At the end of December 2004, over 58% of Matáv Rt.’s customers chose customized tariff packages, the most popular of which is the Felező (Halving) package. The introduction of the XL and XXL supplementary packages in December 2003 and in September 2004, respectively also contributed to the decrease in domestic traffic revenues.

Within domestic traffic revenues, fixed-to-mobile revenues decreased to the greatest extent, mainly due to the reduction of tariffs in this direction in September and October 2003.

Revenues from other usage for the year ended December 31, 2004 decreased by 47.5% compared to the same period in 2003. The main reason for this significant decrease is the almost complete LTO-mobile by-pass due to interconnection agreements between LTOs and mobile operators. The decrease was also attributable to lower rates and, to a lesser extent, to a change in mix of calls in LTO relation (the loss of traffic was the greatest in the LTO to mobile call relation, which has the highest per minute interconnection rate).

International traffic revenues decreased to HUF 18.1 bn for the year ended December 31, 2004 compared to HUF 22.4 bn for the same period in 2003. Both outgoing and incoming international traffic revenue declined. Outgoing international traffic revenue decreased by 10.4% mainly due to price discounts given to subscribers of optional tariff packages (Rhythm, Says a Lot, Chat, Halving) as well as decreased outgoing minutes. Incoming international traffic revenues declined by 25.4% mainly due to 13.8% lower incoming traffic. The decrease in incoming international traffic was more significant for mobile terminated traffic transited by Matáv due to migrations of international calls to mobile network, while calls terminated in Matáv areas declined to a lesser extent. Incoming international traffic revenues were also negatively affected by the lower settlement rates with international partners and the stronger HUF against the SDR.

Revenues from mobile telecommunications services amounted to HUF 216.9 bn for the year ended December 31, 2004 compared to HUF 200.4 bn for the same period in 2003 (a 8.2% increase). The growth mainly resulted from the 11.1% higher T-Mobile Hungary average customer base. Prepaid customers accounted for approximately 73.0% of gross additions in 2004 and represent 71.1% of total T-Mobile Hungary customers as of December 31, 2004.

T-Mobile Hungary’s average usage per customer per month measured in MOU slightly increased by 0.9% from 114 minutes in 2003 to 115 minutes in 2004. T-Mobile Hungary’s monthly average revenue per user (“ARPU”) decreased by 6.0% from HUF 5,261 in 2003 to HUF 4,945 in 2004 as the proportion of calls within the T-Mobile Hungary network with lower per minute fees increased. In addition, the 10% decrease of the fixed to mobile termination fees from September 1, 2003 also contributed to the ARPU decrease.

Within mobile telecommunications services, enhanced services show the highest increase with 13.6% growth year over year, which represents 12.4% of the ARPU in 2004. This revenue includes primarily short message service (“SMS”) and multimedia messaging service (“MMS”). The revenue growth is due to the increasing proportion of content messages with higher rates.

Revenue from international activities shows consolidated revenues of MakTel. Revenues from international activities decreased to HUF 68.1 bn for the year ended December 31, 2004 from HUF 69.8 bn in the same period of 2003. Revenues from subscription fees decreased due to lower average number of analog line subscribers, partly offset by higher average number of ISDN subscribers. Connection fee revenues also decreased due to lower connection fees and lower analog and ISDN gross additions. Domestic traffic revenues decreased as a result of lower usage, partly compensated by price increases. Outgoing international traffic revenues also decreased resulting from decreased usage as well as lower prices and incoming international revenues decreased due to strengthening of the MKD against the SDR, partly offset by higher incoming traffic. These decreases were partially offset by higher revenues from mobile telecommunications services due to the 43.4% higher average customer base year over year and increased enhanced services revenue, partly offset by lower MOU, lower tariffs and decreased roaming revenue. Revenues from data transmission and leased lines also increased due to a growth in Internet revenues resulting from increased average number of customers as well as increased interconnection revenues from the second mobile telecommunications operator, Cosmofon. These increases were partly offset by decreased international leased line revenues due to lower USD exchange rate compared to 2003 as well as lower number of international leased line contracts in 2004. Equipment sale revenues also increased as a result of higher equipment sales at MobiMak due to increased gross additions and higher average sales price of phonesets.

Revenues from leased lines and data transmission grew to HUF 48.7 bn in 2004 compared to HUF 39.3 bn in 2003. This growth was due to the strong increase in the number of ADSL and Internet subscribers. The number of ADSL subscribers grew to 203,654 (from 103,564 at the end of 2003) and the number of Internet connections grew by 26.3% to 266,020 at period-end. The proportion of higher revenue generating leased line and broadband Internet customers significantly grew within the customer base, which also contributed to the revenue growth.

Revenue from equipment sale increased to HUF 25.9 bn for the year ended December 31, 2004 compared to HUF 24.6 bn for the same period in 2003. Equipment sale revenue increase is due to higher phoneset upgrades and higher average price of phonesets at T-Mobile Hungary as well as more equipment sold at Matáv Rt. during campaigns. These increases were partly offset by the 16.3% lower gross additions of T-Mobile Hungary customers.

Other revenues amounted to HUF 27.3 bn in 2004 compared to HUF 30.4 bn in 2003. Other revenues include construction, maintenance, cable television, audiotex and miscellaneous revenues. Included in other revenues in 2003 is HUF 6.0 bn of subsidies from the Universal Telecommunication Support Fund to compensate for the maintenance of low usage discount packages provided by the Hungarian fixed line telecommunications service providers of the Matáv group. No such compensation was recognized in 2004. This decrease was partly offset by the growth in cable TV revenue resulting from the increase in average number of cable TV subscribers and price increases as well as higher Drop Charge revenue at Matáv Rt.

Operating Expenses

Employee-related expenses for the year ended December 31, 2004 amounted to HUF 109.5 bn compared to HUF 87.9 bn for the same period in 2003 (an increase of 24.5%). The main driver is the significant increase of severance expenses, especially at Matáv Rt. and MakTel. In addition, employee related expenses increased at Matáv Rt. also due to the 6.0% average wage rate increase from April 1, 2004.

This increase was partly offset by a decrease in the group headcount figure, which fell from 14,710 on December 31, 2003 to 13,724 on December 31, 2004. The number of lines per fixed line employee increased to 362.4 at the end of December 2004 compared to 347.4 a year earlier.

Depreciation and amortization increased by 7.3% reaching HUF 137.7 bn in 2004 compared to HUF 128.3 bn in 2003. This increase is mainly due to the impairment of Westel brand name as a result of rebranding as T-Mobile Hungary from May 1, 2004, which resulted in a HUF 4.5 bn additional amortization charge. The increase is also due to higher software gross book value and the resulting higher software amortization expense at T-Mobile Hungary. Higher depreciation expense at MakTel is the result of the acceleration of depreciation of certain fixed assets following the revision of useful lives in May 2003.

Payments to other network operators reached HUF 87.6 bn in 2004 compared to HUF 84.4 bn in 2003. The increase was mainly due to the 4.2% increase in domestic network access charges, mainly driven by T-Mobile Hungary’s outpayments to other GSM service providers due to higher mobile penetration, partly offset by lower outpayments to LTOs for call terminations due to both lower traffic and lower interconnection rates. International network access charges show a 2.3% increase driven by higher roaming outpayments at T-Mobile Hungary as well as increased international outpayments at MakTel. This increase was partly compensated by lower international outpayments at Matáv Rt. resulting from lower average settlement rates with foreign service providers as well as the strengthening of HUF against the SDR.

The cost of telecommunications equipment sales for the year ended December 31, 2004 was HUF 41.0 bn compared to HUF 40.8 bn for the same period in 2003. This small increase is mainly due to higher equipment sales at Matáv Rt. and MakTel as a result of more equipment sold in promotions. This increase was partly offset by lower gross additions to subscribers at T-Mobile Hungary, slightly compensated by higher average cost of phonesets and higher level of upgrade costs.

Other operating expenses decreased by 2.2% year over year. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. In 2004, the contribution to the Universal Electronic Communications Support Fund of Matáv ceased, which largely decreased the operating expenses. This decrease was partly offset by higher marketing expenses mainly at Matáv Rt. due to intensive advertising of new products and tariff packages as well as higher consulting fees. Subcontractor’s fees also increased as a result of increased outpayments related to Drop Charge at Matáv Rt.

Operating Profit

Operating margin for the year ended December 31, 2004 was 14.2%, while operating margin for the same period in 2003 was 20.1%. The decrease is mainly due to the significant increases in employee-related expenses and higher depreciation charges.

Net Interest and Other Charges

Net interest and other charges were HUF 36.1 bn in 2004 compared to HUF 40.0 bn in 2003. Net interest and other charges decreased due to the HUF 6.7 bn decrease in net foreign exchange loss. This change in net foreign exchange loss resulted mainly from the significant decrease of the average foreign exchange loan balance and the strengthening of the HUF. Commissions and other charges also showed HUF 2.2 bn decrease reflecting a HUF 1.7 bn one-time charge of EIB loan early repayment in 2003. These decreases were partly offset by the HUF 5.8 bn higher interest expenses owing to higher portion of HUF denominated loans with higher average interest rates. Net interest and other charges included HUF 0.1 bn net FX gain, HUF 34.7 bn interest expense, HUF 3.2 bn commissions and other charges and HUF 1.7 bn interest and financial income in 2004.

Share of associates’ results before income tax

Share of associates’ results amounted to HUF 2,297 million for the year ended December 31, 2004 compared to HUF 963 million for the same period in 2003, reflecting the significant gain on Hunsat’s sale of its investment in Eutelsat.

Income tax

Income tax expense decreased from HUF 13.7 bn in 2003 to HUF 8.1 bn in 2004 resulting from the lower profit before tax of the group. The change in the income tax rate from 18% to 16% in 2004 also decreased the income tax expense.

Minority Interest

Minority interest in the year ended December 31, 2004 was HUF 8.7 bn compared to HUF 11.9 bn for the same period in 2003. This 26.8% decrease mainly results from the weaker performance of MakTel as well as acquisitions in Stonebridge in July 2003 and in July and October 2004. While revenues decreased in the international segment, operating expenses showed an increase, resulting in a decreased operating profit.

Analysis of group balance sheets

Total assets and total shareholders’ equity and liabilities as of December 31, 2003 were HUF 1,059 bn. Total assets and total shareholders’ equity and liabilities amounted to HUF 1,030 bn as of December 31, 2004.

Deferred taxes - Investment tax credit

Deferred tax assets increased from HUF 4,584 million at December 31, 2003 to HUF 12,527 million at December 31, 2004 mainly as a result of the deferred tax asset recognized for the investment tax credit. In order to enhance the IT/Internet literacy in Hungary, the government introduced a tax incentive to motivate the telecommunications companies to invest in broadband assets so that the fast internet can be made available in the majority of the country. The incentive is related to the amount invested in broadband assets. In 2003 Matáv invested HUF 6.6 bn, while in 2004 a further HUF 8.9 bn. For this total investment of HUF 15.5 bn Matáv is entitled to a corporate tax reduction of HUF 6.8 bn. The tax credits earned were booked in the fourth quarter of 2004 as a deferred tax asset against the cost of the original investments.

Loans and other borrowings

The current portion of loans and other borrowings decreased by 51.0% from December 31, 2003 to HUF 94.5 bn at December 31, 2004. This decrease in current loans and other borrowings reflects the strong cash generation of Matáv, which allowed to repay the maturing HUF 12.5 bn EIB Telecommunications Project II/B loan with value date June 25, 2004 and to repay HUF 23 bn under the HUF 126.6 bn Deutsche Telekom intercompany loan.

Non-current loans and other borrowings increased by 86.3% from December 31, 2003 to HUF 226.1 bn at December 31, 2004. This increase is mainly due to the loans taken from DT International Finance BV to finance the dividend payment of Matáv Rt. and the fact that the HUF 76.6 bn part of the HUF 126.6 bn intercompany loan matured on August 23, 2004 was mainly refinanced from medium- and long term intercompany loans.

At December 31, 2004, almost 100% of the loan portfolio was HUF denominated. At the end of 2004, 44.2% of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity plus minority interest was 32.9% at December 31, 2004 compared to 31.6% a year earlier.

Analysis of group cashflow

Net cashflows from operating activities decreased by 4.2% compared to 2003 and amounted to HUF 189,751 million in 2004. The decrease was mainly due to lower EBITDA and increased amount of interest paid reflecting higher average HUF denominated loan balance with higher average interest rates in 2004 compared to 2003.

Net cashflows from investing activities amounted to minus HUF 100,787 million in 2004, while it was minus HUF 94,701 million in 2003. This HUF 6,086 million increase in cash outflow is due to T-Mobile Hungary’s payment of the first installment of the UMTS license fee and higher amounts paid for the purchase of subsidiaries and business units. In 2004, Matáv acquired an additional 3.05% stake in Stonebridge in July 2004 from SEEF and further 7.44% stake from CosmoTelco in October 2004 as well as acquired a 49% stake in T-Systems Hungary.

Net cashflows from financing activities amounted to minus HUF 92,035 million in 2003 compared to minus HUF 72,095 million in 2004. While during 2004, Matáv took a net HUF 6,199 million loan, in 2003 it repaid a net HUF 68,526 million. In 2004, Matáv paid dividends to its shareholders in an amount of HUF 78,294 million compared to HUF 23,507 million in 2003. This significant growth is primarily due to the increase in dividend per share from HUF 18 in 2002 to HUF 70 in 2003.

Analysis of segment results

Please note that starting from the 2004 Annual report, Matáv will change its previously applied segment disclosure as a result of the change in the management structure of Group. Prior years’ segment disclosures will be amended to facilitate comparability with the disclosure of 2004.

The primary segments are based on the business lines (fixed line and mobile operations), which include both Hungarian and Macedonian activities. Reported segments are consistent with information used by management for internal reporting and monitoring purposes. In addition, the Company’s secondary format for reporting segment information is geographical segments.

In the current flash report, we provide you with the results of the segments as were reported during 2004 in order to make them comparable with prior quarterly reports.

The sum of the financial results of the three segments presented below does not equal to the group financial results because of intersegment eliminations.

Fixed line segment

Fixed line segment includes Matáv Rt. and its consolidated subsidiaries, other than MakTel, MobiMak, Stonebridge, Telemacedónia, T-Mobile Hungary and Westel 0660.

HUF millions	2003	2004	Change (%)
Revenues	324,552	301,717	(7.0)
EBITDA before restructuring charges	115,958	102,379	(11.7)
EBITDA	115,958	85,639	(26.1)
Operating profit	44,096	13,073	(70.4)
Property, plant and equipment	419,769	380,429	(9.4)
Intangible assets	32,403	33,134	2.3
Gross additions to tangible and intangible fixed assets	38,183	33,511	(12.2)
Headcount (closing full equivalent)	9,406	9,145	(2.8)

* EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Revenues from the fixed line segment showed a 7.0% decrease year over year. Matáv’s domestic fixed voice business experienced an 11.5% decline due to price and usage decreases. International revenues declined by 19.3% due to lower prices as well as lower outgoing and incoming traffic, lower international settlement rates and the stronger HUF against the SDR. Leased lines and data transmission services increased by 20.8% in 2004 compared to 2003. Leased lines and data transmission revenue growth was driven by strong volume increases in the number of ADSL and Internet customers.

Operating profit of the fixed line segment decreased by 70.4%. Within operating expenses employee-related expenses, other operating expenses and depreciation and amortization expenses increased. These increases were partially offset by decreased payments to other network operators.

Mobile segment

Mobile segment includes T-Mobile Hungary and Westel 0660 and the related goodwill arising on consolidation.

HUF millions	2003	2004	Change (%)
Revenues	254,141	263,023	3.5
EBITDA before restructuring charges	94,925	103,787	9.3
EBITDA	94,925	103,699	9.2
Operating profit	55,030	56,128	2.0
Property, plant and equipment	116,964	115,315	(1.4)
Intangible assets	199,225	203,590	2.2
Gross additions to tangible and intangible fixed assets	35,535	50,883	43.2
Headcount (closing full equivalent)	1,786	1,780	(0.3)

 * EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Mobile penetration reached 86.4% in Hungary and T-Mobile Hungary accounts for 46.2% market share in the very competitive mobile market.

Revenues in the mobile segment increased by 3.5% in the year ended December 31, 2004 compared to the same period in 2003 due to strong increases in the number of mobile customers. T-Mobile Hungary’s customer base surged 7.1% to 4,032,045 subscribers, including 2,868,562 prepaid customers by December 31, 2004. Average monthly usage per T-Mobile Hungary subscriber increased by 0.9% from 114 minutes in 2003 to 115 minutes in 2004. T-Mobile Hungary’s ARPU decreased by 6.0% from HUF 5,261 in 2003 to HUF 4,945 in 2004. Interconnection revenues remained stable in the mobile segment. While interconnection fees from Matáv Rt. decreased due to the lower per minute termination fees from September 2003, interconnection fees received from other mobile service providers increased due to higher mobile penetration and traffic.

Operating profit shows a 2.0% increase. While revenues grew by HUF 8.9 bn, operating expenses increased only by HUF 7.8 bn year over year. The increase in operating expenses is due to the significant increases in depreciation charges (resulting from the impairment on the Westel brand name) and payments to other network operators, partly offset by lower other operating expenses.

International segment

International segment includes the operations of MakTel, MobiMak, Stonebridge, Telemacedónia, and the related goodwill arising on consolidation.

HUF millions	2003	2004	Change (%)
Revenues	70,014	68,352	(2.4)
EBITDA before restructuring charges	39,515	36,935	(6.5)
EBITDA	39,515	33,592	(15.0)
Operating profit	22,938	16,063	(30.0)
Property, plant and equipment	84,257	74,646	(11.4)
Intangible assets	57,606	62,327	8.2
Gross additions to tangible and intangible fixed assets	14,555	10,756	(26.1)
Headcount (closing full equivalent)	3,518	2,799	(20.4)

* EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

MakTel’s fixed line subscribers increased by 1.1%, reaching 625,858 at December 31, 2004. Mobile subscribers increased significantly by 43.7% to 752,462, and its Internet subscribers reached 64,944 by December 31, 2004 from 49,040 a year earlier.

Revenues from the international segment decreased to HUF 68.4 bn at December 31, 2004. Domestic traffic revenues decreased mainly due to usage decrease, partly offset by general price increases as tariff rebalancing occurred in May 2003 and in July 2004. Lower international outgoing traffic revenues resulted from decreased usage as well as from lower prices. International incoming traffic revenues decreased as well, mainly due to stronger MKD against the SDR. Mobile revenues showed an increase due to the 43.4% higher average mobile customer base as well as higher enhanced services revenue. The revenue effect of the increase in the number of mobile subscribers was partly offset by lower MOU and lower tariffs. Equipment sales revenues increased due to the higher number of mobile gross additions and higher average price of phonesets at MobiMak.

Total operating expenses increased by 11.1%, mainly because of increases in employee-related expenses (severance payment), depreciation and amortization, payments to other network operators as well as increased cost of equipment sales.

In 2003, MakTel reviewed the useful life of its property, plant and equipment. The review resulted in generally shorter useful lives for mainly telecommunications equipment than applied earlier and, as a consequence, higher monthly depreciation charges.

Company name:	Matáv Rt.	Telephone:	36-1-458-04-24
Company address:	H-1013 Budapest Krisztina krt. 55.	Fax:	36-1-458-04-43
Sector:	Telecommunications	E-mail address:	investor.relations@ln.matav.hu
Reporting period:	January 1, 2004 – December 31, 2004	Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited	☐	☒

Consolidated	☒	☐

Accounting principles	Hungarian	☐	IFRS	☒	Other	☐

PK2. Consolidated Companies with direct ownership of Matáv Rt.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification

Stonebridge	mEUR 349	100.00%	100.00%	L
T-Mobile Hungary	8,031	100.00%	100.00%	L
BCN Rendszerház	6,158	100.00%	100.00%	L
Axelero	1,906	100.00%	100.00%	L
InvesTel	4,862	100.00%	100.00%	L
Emitel	3,110	100.00%	100.00%	L
Vidanet	2,000	90.00%	49.99%	L
Egertel	1,425	100.00%	100.00%	L
MatávkábelTV	920	100.00%	100.00%	L
Integris Rendszerház	615	100.00%	100.00%	L
EPT	2,193	97.20%	97.20%	L
Kis-Astrasat	300	90.00%	49.90%	L
Cardnet	58	72.00%	72.00%	L
Tele-Data	39	50.99%	50.99%	L
ProMoKom	21	100.00%	100.00%	L
Mindentudás Egyeteme	5	60.00%	60.00%	L
Viabridge Telecommunications Holding	mEUR 0.251	100.00%	100.00%	L
Telemacedónia	mEUR 0.01	100.00%	100.00%	L

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	1,252
Future obligations from rental and operating lease contracts	37,619
Future obligation from capex contracts	6,135
Other future obligations	—

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	8,071	8,071	7,740
Group	14,710	14,710	13,724

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	8,071	8,043	8,013	7,956	7,740
Group	14,710	14,838	14,789	14,695	13,724

RS1. Ownership Structure, Ratio of Holdings and Votes

	Total equity
	Year Opening (January 1st , 2004)			Closing (December 31st , 2004)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	14.01	14.07	146,060,542	3.51	3.53	36,581,576
Foreign institution/company	84.04	84.44	876,416,274	88.37	88.79	921,543,267
Domestic individual	0.02	0.02	204,057	1.96	1.97	20,451,358
Foreign individual	0.00	0.00	200	0.02	0.02	207,289
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.47	n.a.	4,900,000	0.47	n.a.	4,900,000
Government Institutions	0.15	0.15	1,570,585	0.31	0.31	3,244,326
International Development Institutions	1.29	1.30	13,495,276	0.00	0.00	0
Not registered*	0.02	0.02	164,666	4.51	4.53	47,067,116
Depositaries	0.00	0.00	0	0.84	0.84	8,765,839
Other	0.00	0.00	0	0.01	0.01	50,829
„B” Share	0.00	0.00	1	0.00	0.00	1
TOTAL	100.00	100.00	1,042,811,601	100.00	100.00	1,042,811,601

*Category „Not registered” includes shares deposited on accounts where account holder is not specified. The owners of these shares are mainly foreign, partly domestic institutions.

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	4,900,000	4,900,000	4,900,000	4,900,000	4,900,000
Subsidiaries	0	0	0	0	0
TOTAL	4,900,000	4,900,000	4,900,000	4,900,000	4,900,000

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,478,081	59.21	59.49	Strategic owner
JP Morgan Chase Bank	Foreign	Depository	117,049,315	11.22	11.28	ADR Depository

TSZ3. Senior officers, strategic employees

Type(1)	Name	Position	Beginning of assignment	End / termination of assignment	No. of shares held
SE BM	Elek Straub	Chairman-CEO Board Member	July 17, 1995 May 24, 1995	—	76,338
SE BM	Dr. Klaus Hartmann	Chief Financial Officer Board Member	December 5, 2000 April 27, 2000	—	8,000
BM	Achim Berg	Board Member	April 28, 2004	—	0
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Michael Günther	Board Member	April 26, 2002	—	0
BM	Horst Hermann	Board Member Remuneration Committee Member	April 25, 2003	—	400
BM	Dr. Mihály Patai	Board Member Remuneration Committee Member	April 28, 1998	—	58,190
BM	Dr. Ralph Rentschler	Board Member Remuneration Committee Member	April 25, 2003	—	0
BM	Dr. György Surányi	Board Member	April 28, 2004	—	0
SBM	Dr. László Pap	Supervisory Board – Chairman Audit Committee – Chairman	May 26, 1997	—	0
SBM	Géza Böhm	Supervisory Board Member	April 26, 2002	—	0
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Arne Freund	Supervisory Board Member Audit Committee Member	April 25, 2003	—	0
SBM	Wolfgang Hauptmann	Supervisory Board Member Audit Committee Member	April 25, 2003	—	0
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	—	700
SBM	Dr. Klaus Nitschke	Supervisory Board Member	April 26, 2002	—	0
SBM	Péter Vermes	Supervisory Board Member	June 27, 1995	—	8,800
SE	László Bodnár	Chief Services and Logistics Officer	March 16, 1999	—	881
SE	Peter Janeck	Chief Technical Officer and Chief Officer, Network Systems	July 12, 2004	—	0
SE	Christopher Mattheisen	Residential Services LOB Chief Officer	September 1, 2002	—	0
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	February 1, 1996	—	0
SE	Zoltán Tankó	Business Services LOB Chief Officer	January 1, 2002	—	1,100
Own share property TOTAL:					160,681

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Members of the Board of Directors and Supervisory Board serve until May 31, 2007, unless otherwise stated.

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
January 13, 2004	Matáv announced that the National Communications Authority published its approval of the new reference unbundling, interconnection and leased line interconnection offers.
February 23, 2004

Matáv announced that its subsidiary, Makedonski Telekomunikacii (MakTel) held its Annual General Meeting and among other items it has made a decision on dividend payment in a total amount of MKD 2.5 billion.

March 22, 2004	Matáv announced that the Board of Directors will propose to shareholders a dividend payment of HUF 70 per share (par value HUF 100) for the financial year 2003.
March 22, 2004	Matáv announced that final decision has been made on the rebranding of Westel as T-Mobile Hungary. The one-step rebranding will commence on May 1, 2004.
March 31, 2004	Matáv announced that Manfred Ohl, Chief Technical Officer of Matáv leaves his position on April 30, 2004.
April 22, 2004

Matáv announced that the Board of the Hungarian National Communications Authority (NCA) has published its draft resolution concerning the new reference interconnection and leased line interconnection offer.

April 28, 2004	Matáv held its Annual General Meeting and among other items it has made a decision on dividend payment of HUF 70 per share (par value HUF 100) for the financial year 2003.
May 10, 2004	Matáv announced that SEEF Holdings Ltd., a subsidiary of Soros Investment Capital has decided to exercise its put option with respect to its shareholding in Stonebridge.
May 19, 2004	Matáv’s Board of Directors extended the CEO post of Mr. Elek Straub to June 30, 2008.
May 19, 2004	Matáv announced the signature of a loan agreement with Deutsche Telekom on a short-term Hungarian forint-denominated loan.
May 21, 2004	Matáv announced the rules of dividend payment after the fiscal year of 2003.
May 21, 2004	Matáv announced the rules of dematerialisation of the company’s ordinary printed shares.
May 21, 2004	Matáv announced the completion and rules of conversion of ordinary shares with a nominal value of HUF 10,000 to ordinary shares with a nominal value of HUF 100.
June 1, 2004	Matáv announced the signature of a loan agreement with Deutsche Telekom Group for a Hungarian forint-denominated loan. The loan will be used to partially finance Matáv’s dividend payment.
June 15, 2004	Matáv announced that the Board of the Hungarian National Communications Authority has published its draft resolution concerning the new reference unbundling offer.
June 16, 2004

Matáv made an agreement with IKO Media Group to form a joint holding. The aim of this venture is to facilitate a common offering of interactive solutions and value-added content services and to unite the stakes that both companies currently own in Hungarian RTL Television Company.

June 30, 2004	Matáv’s Board of Directors appointed Peter Janeck as the new Chief Technical Officer and head of the Network Systems Line of Business, effective July 12, 2004.
July 15, 2004

Matáv signed an agreement with T-Systems International on the establishment of a joint venture and international carrier cooperation. T-Systems Hungary, the Hungarian subsidiary of T-Systems International, and Matáv also reached an agreement on strategic partnership.

August 12, 2004	Matáv announced strategic targets for 2006.
August 23, 2004	Matáv announced the refinancing of its expiring loan through a financing agreement with Deutsche Telekom in the amount of HUF 64 billion.
August 31, 2004	Matáv announced that the National Communications Authority published the tender notice for Hungarian UMTS frequency licenses.
September 20, 2004	Matáv announced that the extent and timing of the 2005-2006 headcount reduction by the parent company have been determined.
September 27, 2004	Matáv announced that ordinary printed shares of the company have been successfully dematerialized.
September 28, 2004	Matáv announced that conversion of ordinary shares with a nominal value of HUF 10,000 to ordinary shares with a nominal value of HUF 100 have been completed.
October 1, 2004	Matáv announced that Mr. Joachim Kregel has resigned from the Supervisory Board and Audit Committee.
October 6, 2004	Matáv’s Board of Directors authorised the company’s management to sign a strategic co-operation agreement with Deutsche Telekom AG and with T-Mobile International.
October 22, 2004	Matáv entered into an agreement with CosmoTelco regarding its stake in Stonebridge.
October 25, 2004	Matáv’s Supervisory Board elected Mr. Arne Freund to be a member of Matáv’s Audit Committee. He will also serve as the financial expert in the Audit Committee.
November 25, 2004	Matáv announced tariff changes from January 1, 2005.
December 8, 2004	The Office of the Hungarian National Regulatory Authority has granted a UMTS license to T-Mobile Hungary.
December 15, 2004

The Board of Directors of Matáv decided to rationalize the group’s structure. The changes, which aim to simplify the organizational structure and thereby increase operational efficiency, will take effect from January 1, 2005.

December 22, 2004	Matáv submitted a binding offer in a public tender process for the sale of shares of Telekom Crne Gore.
January 17, 2005	Matáv announced that it had been selected to enter into exclusive negotiations to acquire Telekom Montenegro.

January 20, 2005	The Board of Directors of Matáv made a conceptual decision on the renaming of Matáv to Magyar Telekom .
January 21, 2005	The Board of Directors of Matáv notified its shareholders that the company will hold an Extraordinary General Meeting at 11.00 a.m. on February 22, 2005.

Matáv Rt. publishes its announcements in Magyar Tőkepiac.

Change in the organizational structure

As part of its headcount rationalization program, the Board of Directors of Matáv decided to rationalize the group’s structure. The changes, which aim to simplify the organizational structure and thereby increase operational efficiency, took effect from January 1, 2005. Matáv reduced the number of its organizational units by approximately 40% with a corresponding decline in the number of management positions.

The Chief Executive Officer (Mr. Elek Straub), Chief Financial Officer (Dr. Klaus Hartmann), Chief Human Resources and Legal Officer (Dr. Tamás Pásztory), Head of Mobile LOB (Line of Business) (Mr. András Sugár) and Head of Business Services LOB (Mr. Zoltán Tankó) continue in their current roles with no major changes to their scope of responsibility and activity. A new organizational unit, called Wireline Services LOB, headed by Mr. Christopher Mattheisen, was created to integrate the former Residential Services LOB, Network Systems organization and Internet LOB. At the same time the position of Chief Services and Logistics Officer was eliminated with its activities transformed and assigned to other areas. Under the new management structure, from January 1, 2005 Matáv’s Management Committee consists of the 6 officers mentioned above compared to the former 8.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

	By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: February 11, 2005